================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3


              Rule 13e-3 Transaction Statement under Section 13(e)
                     of the Securities Exchange Act of 1934


                                 AMENDMENT NO. 1


                              ACORN PRODUCTS, INC.
                                (Name of Issuer)

                            ACORN MERGER CORPORATION
                               THE TCW GROUP, INC.
                            TRUST COMPANY OF THE WEST
                          TCW ASSET MANAGEMENT COMPANY
                               TCW SPECIAL CREDITS
                         OAKTREE CAPITAL MANAGEMENT, LLC
                     OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
                                A. CORYDON MEYER
                                  JOHN G. JACOB
                                GARY W. ZIMMERMAN
                                CAROL B. LASCALA
                      (Name of Person(s) Filing Statement)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   004857 20 7
                      (CUSIP Number of Class of Securities)

                                Vincent J. Cebula
                         Oaktree Capital Management, LLC
                     1301 Avenue of the Americas, 34th Floor
                            New York, New York 10019
                              Phone: (212) 284-1900
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   COPIES TO:

                                  John G. Jacob
                              Acorn Products, Inc.
                          390 West Nationwide Boulevard
                              Columbus, Ohio 43215
                                 (614) 222-4400

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b.  [   ]  The filing of a registration statement under the Securities
Act of 1933.

         c.  [   ]  A tender offer.

         d.  [ x ]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [ ].

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ].



                            CALCULATION OF FILING FEE
================================================================================
         Transaction Valuation*                      Amount of Filing Fee
--------------------------------------------------------------------------------
             $1,574,202.00                                  $142.25
================================================================================

* Calculated for purposes of determining the filing fee only and in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, by multiplying 449,772 (the number of shares of common stock held by stockholders other than Parent immediately prior to the proposed transaction including shares issuable concurrently therewith) by $3.50, the price to be paid per share.


[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:             $123.57
Form or Registration No.:           Schedule 13E-3
Filing Party:                       Filing Persons Listed Above
Date Filed:                         February 21, 2003

                               SUMMARY TERM SHEET

         This summary and the remainder of this Transaction Statement on
Schedule 13E-3 include information describing the "going private" merger involving Acorn Products, Inc., referred to herein as the Company, and Acorn Merger Corporation, referred to herein as Parent, how it affects you, what your rights are with respect to the merger as a stockholder of the Company and the position of Parent, The TCW Group, Inc., Trust Company of the West, TCW Asset Management Company, TCW Special Credits, Oaktree Capital Management, LLC, OCM Principal Opportunities Fund, L.P., A. Corydon Meyer, John G. Jacob, Gary W. Zimmerman, and Carol B. LaScala (collectively, the "Filing Persons") on the fairness of the merger to the stockholders of the Company other than the Filing Persons and CapitalSource Holdings LLC who will be transferring, or cause entities they control to transfer, shares to Parent in advance of the merger.


PURPOSE OF THE MERGER (PAGE 5).

         Immediately prior to the merger, Parent will own approximately 91.2% of the Company's common stock. The purpose of the merger is to provide a source of liquidity to the public stockholders and to enable Parent to acquire all of the outstanding equity interests in the Company and eliminate the expenses and potential liabilities associated with operating a public company.


CONTRIBUTION AND MERGER (PAGE 28).

         The following steps are expected to be taken prior to the merger referred to herein.


         - Parent is a Delaware corporation recently organized by the Filing Persons to hold 4,354,461 shares of Company common stock beneficially owned by the Filing Persons and approximately 213,354 shares of Company common stock beneficially owned by CapitalSource Holdings LLC. On or about April 30, 2003, the Filing Persons, or entities controlled by the Filing Persons, and CapitalSource Holdings LLC will convey to Parent 4,567,815 shares of Company common stock in exchange for 4,567,815 shares of Parent's common stock, par value $.01 per share.

         - It is anticipated that on or about April 30, 2003, the Filing Persons' and CapitalSource Holdings LLC's shares of Company common stock, as transferred to Parent, will represent approximately 91.2% of the Company's outstanding common stock. On or about April 30, 2003, Parent proposes to cause the Company to merge with Parent as a means of acquiring all of the shares of Company common stock not owned by Parent (including 20,000 shares that will not be contributed to Parent by CapitalSource Holdings LLC) and to provide a source of liquidity to holders of those shares.


PRINCIPAL TERMS OF THE MERGER.


         The Merger (Page 28). Parent intends to cause the Company to merge with Parent on or about April 30, 2003 pursuant to a "short form" merger. As a result of the "short form" merger, each share of Company common stock not owned by Parent will be converted into the right to receive $3.50 in cash. Parent will not be required to enter into a merger agreement with the Company and Parent does not intend to seek the approval of the directors of the Company for any aspect of the transaction contemplated hereby. Stockholders of the Company will not be entitled to vote their shares with respect to the merger.

         Merger Consideration (Page 29). The consideration in the merger will be $3.50 per share in cash. The Filing Persons set the price of $3.50 and have deemed it to be fair. The Filing Persons set the $3.50 per share price after reviewing the various factors considered by Parent's Board of Directors in determining the fairness of the Merger. See "Special Factors -- Fairness of the Merger -- Factors Considered in Determining Fairness."

         Company Shares Outstanding (Page 4). As of March 21, 2003, a total of 5,010,321 shares of Company common stock were outstanding. In addition, as of March 21, 2003, options to purchase an additional 9,232 shares of Company common stock held by former and current employees were outstanding and will remain outstanding after the merger. Such options have exercise prices that range from $7.66 per share to $140.00 per share. Moreover, 7,266 shares of Company common stock shall be issued prior to the merger in connection with the anticipated non-employee director resignations discussed above as payment for prior service under a deferred compensation plan, which shares shall receive $3.50 cash per share in connection with the merger on its effective date.

         Payment for Shares (Page 29). Parent will pay you for your shares of Company common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of the Company within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below.


         Source and Amount of Funds (Page 29). The total amount of funds expected to be required to pay the merger consideration for Company common stock in the merger and to pay related fees and expenses, is estimated to be approximately $1,700,000, assuming no outstanding options to acquire Company common stock are exercised prior to the merger. The Company's current senior credit facility has been amended, subject to the consummation of the Merger, to provide an additional term loan at the time of the merger in an amount equal to $1.5 million to fund most of the merger consideration. It is anticipated that the balance of the merger consideration and related fees and expenses will be funded from the revolver portion of the Company's senior credit facility.

THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE MERGER (PAGE 9).

         The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of the Company - that is, the stockholders of the Company other than the Filing Persons and CapitalSource Holdings LLC. In reaching its conclusion the Filing Persons considered each of the following factors:

         -  Current and Historical Market Prices;
         -  Net Book Value and Net Tangible Book Value;
         -  Recapitalization Conversion Price;
         -  Contractual "Put Right" of Lender Affiliate;
         -  Trend in Equity Markets Overall;
         -  Risk of Stock Market Delisting;
         -  Liquidation Value;
         -  Going Concern Value;
         - Financial Performance, Condition, Business Operations and Prospects of the Company;
         -  Certain Negative Considerations; and
         -  Procedural Fairness.


         For a complete discussion of the factors that were considered by the Filing Persons in determining fairness, see "Special Factors -- Fairness of the Merger -- Factors Considered in Determining Fairness."

POTENTIAL CONFLICTS OF INTEREST (PAGE 27).

         There are various actual or potential conflicts of interest in connection with the merger. The Filing Persons may be deemed to be in control of the Company because they currently own approximately 88.2% of the Company's outstanding common stock.

         For a discussion of other potential conflicts of interest, see "Information About the Filing Persons -- Conflicts of Interest."

EFFECTS OF THE MERGER (PAGE 6).

         Completion of the merger will have the following consequences:

         - The Company and Parent will be combined into a single, privately held entity;

         - Only the Filing Persons, or entities related to the Filing Persons, and CapitalSouce Holdings LLC will have the opportunity to participate in the future earnings and growth, if any, of the Company. Similarly, only the Filing Persons, or entities related to the Filing Persons, and CapitalSource Holdings LLC will face the risk of losses generated by the Company's operations or the decline in value of the Company after the merger;

         - The shares of Company common stock will no longer be publicly traded. In addition, the combined entity will not be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Schedule 13E-3; and

         - Subject to the exercise of statutory appraisal rights, each of your shares will be converted into the right to receive $3.50 in cash, without interest.

APPRAISAL RIGHTS (PAGE 31).

         You have a statutory right to dissent from the merger and demand payment of the fair value of your Company shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the Delaware General Corporation Law, plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $3.50 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law. The statutory right of dissent is set out in Section 262 of the Delaware General Corporation Law and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel.

FOR MORE INFORMATION (PAGE 13).

         More information regarding the Company is available from its public filings with the Securities and Exchange Commission. See "Information About the Company."

         If you have any questions about the merger, please contact A. Corydon Meyer at (614) 222-4400.

                                  INTRODUCTION


         This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Acorn Merger Corporation, a Delaware corporation ("Parent"),
(ii) The TCW Group, Inc. ("TCWG"), (iii) Trust Company of the West ("TCW"), (iv) TCW Asset Management Company ("TAMCO"), (v) TCW Special Credits ("Special Credits"), (vi) Oaktree Capital Management, LLC ("Oaktree"), (vii) OCM Principal Opportunities Fund, L.P. ("Oaktree Fund"), (viii) A. Corydon Meyer ("Meyer"),
(ix) John G. Jacob ("Jacob"), (x) Gary W. Zimmerman ("Zimmerman"), and Carol B. LaScala ("LaScala", and collectively with Parent, TCWG, TCW, TAMCO, Special Credits, Oaktree and Oaktree Fund, the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. The Filing Persons and CapitalSource Holdings LLC ("CapitalSource") will beneficially own 100% of Parent immediately prior to the Merger. The Filing Persons and CapitalSource currently beneficially own, and intend to transfer, or cause entities related to them to transfer, to Parent, common shares of the Company which are expected to represent 91.2% of the Company's common stock prior to the effective date (the "Effective Date") of a proposed short form merger (the "Merger") of the Company and Parent (with the Company being the surviving entity), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). This Schedule 13E-3 is being filed in connection with the Merger. The Effective Date is expected to be on or about April 30, 2003.

         As of March 21, 2003, a total of 5,010,321 shares of Company common stock, par value $0.01 per share (the "Shares"), were outstanding. In addition, as of March 21, 2003, options to purchase an additional 9,232 Shares held by former and current employees were outstanding and will remain outstanding after the Merger. Such options have exercise prices that range from $7.66 per share to $140.00 per share. Moreover, 55,000 restricted Shares issued to three of the Company's directors unaffiliated with the Filing Persons shall, pursuant to their terms, fully vest as of the Effective Date. In addition, an additional 7,266 Shares shall be issued prior to the Merger in connection with the anticipated non-employee director resignations discussed above as payment for prior service under the Company's Amended and Restated Deferred Equity Compensation Plan. All of the fully vested 55,000 restricted Shares and the 7,366 Shares issued in connection with the Company's Amended and Restated Deferred Equity Compensation Plan shall receive $3.50 cash per share in connection with the Merger on the Effective Date. It is anticipated that immediately prior to the Effective Date, there will be 5,010,321 Shares outstanding, of which Parent will own 4,567,815 or 91.2% of the Shares outstanding, and stockholders of the Company other than Parent, including all unaffiliated stockholders of the Company, (the "Public Stockholders") will own approximately 8.8% of the Shares outstanding.

         Upon the consummation of the Merger, each outstanding Share will be canceled and each outstanding Share not held by Parent or by Public Stockholders of the Company who properly exercise statutory appraisal rights under the DGCL, will be automatically converted into the right to receive $3.50 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to American Stock Transfer and Trust Company (the "Paying Agent"). Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of the Company on or about the Effective Date of the Merger and should be read carefully.


         Under the DGCL, no further action is required by the Board of Directors or the stockholders of the Company for the Merger to become effective. The Company will be the surviving corporation in the Merger.

         This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

                                 SPECIAL FACTORS

            PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

PURPOSES


         Immediately prior to the Merger and upon contribution by the Filing Persons, entities controlled by the Filing Persons, and CapitalSource of their Shares, Parent will own approximately 91.2% of the outstanding Shares. The purpose of the Merger is to provide a source of liquidity to the Public Stockholders and to enable Parent to acquire all of the outstanding equity interests in the Company and eliminate the expenses and potential liabilities associated with operating a public company.


ALTERNATIVES

         The Filing Persons believe that effecting the transaction via a short form merger between the Company and Parent under Section 253 of the DGCL is the quickest and most cost-effective way to provide value and liquidity to the Public Stockholders and for Parent to acquire the outstanding public minority equity interest in the Company. The Filing Persons considered and rejected a long form merger because approval of the Public Stockholders would be required under applicable law and would unnecessarily cause the Company to incur costs and expenses associated with such a process. Similarly, the Filing Persons rejected a tender offer as a viable alternative as it would entail additional costs, and a subsequent short form merger could still be required. The Filing Persons also considered and rejected a reverse-stock split because approval of the Public Stockholders would be required under applicable law and would unnecessarily cause the Company to incur costs and expenses associated with such a process.

REASONS

         In determining whether to acquire the outstanding public minority equity interest in the Company and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking the Company private:

         - the reduction in the amount of public information available to competitors about the Company's business that would result from the termination of the Company's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

         - the Company's primary competitors are all private companies, which puts the Company at a competitive disadvantage because such competitors do not have to make the public disclosures that the Company currently does under the reporting requirements of the Commission;

         - the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including dedication of management's time and resources to stockholder inquiries and investor and public relations;

         - the decrease in costs, particularly those associated with being a public company (e.g., as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Filing Persons anticipate could result in savings of approximately $500,000 per year, including audit, legal, and personnel fees and costs;

         - the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in the Company's quarterly earnings;

         - the trading volume in the Company's Shares is low and often the Company's shares do not even trade on any given day; and

         - recent public capital market trends affecting small-cap companies, including a perceived lack of interest by institutional investors, in companies with a limited public float.

         The Filing Persons also considered the low volume of trading in the Shares and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. In addition, the Filing Persons considered trends in the price of the Shares over the past three months.

         The Filing Persons have determined to effect the Merger at this time because they wish to realize the benefits of taking the Company private, as discussed above. The Company's stock price was not a significant factor in the timing of the Filing Persons' decision to propose the Merger.

         This Rule 13e-3 transaction is structured as a short form merger under
Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows Parent to acquire all of the outstanding interests in the Company without any action by the Company's board of directors or the Public Stockholders.

EFFECTS

         General


         Upon completion of the Merger, the Filing Persons, together with CapitalSource, will have complete control over the conduct of the Company's business and will have a 100% interest in the net book value and net earnings of the Company. In addition, the Filing Persons will receive the benefit of the right to participate in any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. The Filing Persons' beneficial ownership of the Company immediately prior to the Merger in the aggregate is expected to amount to approximately 88.2%. Upon completion of the Merger, the Filing Persons' beneficial interest in the Company's net book value of $15,167,000 on December 31, 2002 (which figure is being computed to include $1.167 million of redeemable common stock issued to CapitalSource), and net loss of $6,193,000 for the fiscal year ended December 31, 2002, will increase from approximately 88.2% to 95.3 % of those amounts.

         The Merger will have no effect upon the Company's ability to use net operating loss carryforwards or NOLs, which benefit the Company by offsetting taxable income dollar-for-dollar by the amount of the NOLs, thereby eliminating (subject to a relatively minor alternative minimum tax) the federal corporate tax on that income. The maximum federal corporate tax rate is currently 35%. At December 31, 2002, the Company had net operating loss ("NOL") carryforwards of approximately $78.7 million for income tax purposes that expire in varying amounts in the years 2008 through 2022. Of this amount, approximately $28.6 million of net operating losses that originated prior to the Company's initial public offering ("IPO") on June 27, 1997 are subject to limitation under Internal Revenue Code Section 382. There are no Section 382 limitations on the remaining $50.1 million of net operating loss carryforwards. In accordance with the provisions of Section 382, utilization of the pre-IPO net operating losses is limited to approximately $1.2 million annually unless the Section 382 limitation exceeds the taxable income for a given year, in which case the excess amount carries over to and increases the annual Code Section 382 limitation for the succeeding year. Due to the carryover of excess Code Section 382 limited net operating losses, at December 31, 2002, the Company has approximately $7.3 million of Code Section 382 limited net operating losses that are available to offset taxable income in 2003 (in addition to the $50.1 million of net operating loss carryforwards that are not limited). The Company also has capital loss carryforwards of approximately $4.3 million for income tax purposes that expire in 2003.

         The Company will be the beneficiary of the projected net savings of $500,000 per year after terminating registration under the Exchange Act (e.g., as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements). The projected net savings would include savings from audit, legal, and personnel fees and costs.

         Stockholders other than Parent (the Public Stockholders)

         Upon completion of the Merger, the Public Stockholders will no longer have any interest in, and the Public Stockholders will not be stockholders of, the Company and, therefore, will not participate in the Company's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders will not share in any distribution of proceeds after any sales of businesses of the Company or its subsidiaries, whether contemplated at the time of the Merger or thereafter. All of the Public Stockholders' incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive appraisal rights upon certain mergers or consolidations of the Company (unless such appraisal rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of their holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

         Upon completion of the Merger, the Public Stockholders also will not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, the Public Stockholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in the Company, in the form of the Shares. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of the Company (other than statutory appraisal rights in the case of Public Stockholders who perfect such rights under Delaware law).

         The Shares

         Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, the Company will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Exchange Act. In addition, the Shares will cease to be listed on the Nasdaq SmallCap Market.

         Treatment of Options


         The Company has outstanding options to purchase 9,232 Shares, which are held by former and current employees and which will remain outstanding after the Merger. Such options have exercise prices that range from $7.66 per share to $140.00 per share and have expiration dates that range from December 2003 to May 2012.


         Treatment of Restricted Stock

         Pursuant to a restricted stock agreement entered into between the Company and Mr. Meyer, the Company has the obligation to issue up to 83,500 restricted Shares, upon satisfaction of vesting and other conditions of such restricted stock agreements. This agreement will remain outstanding after the Merger.

          The Company is also a party to restricted stock agreements with three directors unaffiliated with the Filing Persons pursuant to which the Company has issued 55,000 restricted Shares, subject to vesting and other conditions of such restricted stock agreements. Pursuant to the terms of such agreements with Messrs. Abbott, Kahl and Mariotti such Shares fully vest as of the Effective Date. Such Shares will receive the same per share Merger Price as all other Public Stockholders.

         The Company is also a party to restricted stock agreements with Messrs. Jacob and Zimmerman and Ms. LaScala pursuant to which the Company has issued 49,500 restricted Shares in the aggregate, subject to vesting and other conditions of such restricted stock agreements. Immediately prior to the Merger, the Company intends to amend the terms of such agreements with Messrs. Jacob and Zimmerman and Ms. LaScala so that each of Messrs. Jacob and Zimmerman and Ms. LaScala may transfer such restricted Shares to Parent in return for restricted shares of Parent. The restricted shares of Parent obtained by Messrs. Jacob and Zimmerman and Ms. LaScala are to be governed by restricted stock agreements with Parent, each of which will contain substantially the same terms and conditions as the restricted stock agreements currently in place between Messrs. Jacob and Zimmerman and Ms. LaScala and the Company.

         Directors

         Upon the effectiveness of the Merger, Messrs. Abbott, Kahl, and Mariotti intend to resign from their membership of the Company's board of directors. Pursuant to the terms of the Amended and Restated Deferred Equity Compensation Plan for Directors, each of these resigning directors shall be issued Shares, totaling 7,266 Shares in the aggregate, reserved thereunder for prior service as members of the Company's board of directors. Each of Messrs. Abbott, Kahl, and Mariotti will receive the same per share Merger Price as the Public Stockholders for such Shares.

         Certain Federal Income Tax Consequences of the Merger

         The following discussion is a summary of the material United States federal income tax consequences of the Merger to beneficial owners of Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the laws, regulations, rulings, and decisions in effect on the date of this Schedule 13E-3, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate (other than a foreign estate), and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Generally, for federal income tax purposes, an estate is classified as a "foreign estate" based on the location of the estate assets, the country of the estate's domiciliary administration, and the nationality and residency of the domiciliary personal representative.

         This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including holders of outstanding options or restricted stock, holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, foreign persons (defined as all persons other than U.S. persons), insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold common stock as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

         The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the exercise of the stockholder's statutory appraisal rights, will be a taxable transaction for United States federal income tax purposes. In general, a stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder's adjusted tax basis in that stockholder's Shares. Such gain or loss will be capital gain or loss if the stockholder holds the Shares as a capital asset, and generally will be long-term capital gain or loss if, at the Effective Date of the Merger, the stockholder has held the Shares for more than one year.

         The cash payments made to a stockholder pursuant to the Merger will be subject to backup United States federal income tax withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

         In general, cash received by stockholders who exercise statutory appraisal rights ("Dissenting Stockholders") in respect of appraisal rights will result in the recognition of gain or loss to the Dissenting Stockholder. Any such Dissenting Stockholder should consult with his, her, or its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of appraisal rights pursuant to the Merger.

         None of the Filing Persons, the Company, or Parent expects to recognize any gain, loss, or income by reason of the Merger.

         EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             FAIRNESS OF THE MERGER

FAIRNESS


         Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders. This belief is based, in part, upon the determination by Parent's board of directors that the Merger is fair to the Public Stockholders.

         After the close of trading on the Nasdaq SmallCap Market on February 19, 2003, Parent's board of directors held a meeting at which the proposed plan to acquire the minority stockholder interests in the Company through the Merger was presented and discussed. At the February 19, 2003 meeting, Parent's board of directors resolved to take the Company private by having Parent acquire for cash, through the Merger, all of the Shares held by the Public Stockholders at a purchase price of $3.50 per share. Parent's board of directors determined that the Merger is both procedurally and substantively fair to the Public Stockholders.


FACTORS CONSIDERED IN DETERMINING FAIRNESS


         In reaching its determination that the terms of the Merger are both procedurally and substantively fair to the Public Stockholders, Parent's board of directors considered the factors set forth below, which constitute all of the material factors considered by Parent's board of directors in making its determination. Parent's board of directors determined that each of the following factors supported its belief that the Merger is fair to the Public Stockholders.

         - Current and Historical Market Prices. The Merger price of $3.50 per Share. Parent's board of directors considered the current and historical trading prices of the Shares. The closing sales price of the Company's common stock at the end of fiscal 2001 was $4.10 per share. While the sales price of the common stock increased to $8.00 per share in January 2002 on low trading volume, such price declined over the balance of the year to a low of $1.00 per share in October 2002. Upon the completion of the recapitalization transactions on December 23, 2002, the trading price of the common stock was $2.53 per share, and since that date, trading prices of the common stock have ranged from a high of $3.23 per share to a low of $2.41 per share on extremely low volume. The Merger Price of $3.50 compares favorably with the trading price range of the common stock for dates since the consummation of the recapitalization transactions as the Parent and Filing Persons believe that Public Stockholders have received or otherwise have had access to, complete disclosures as to the Company's new debt and equity structure, as well as the factors and considerations that led to the recapitalization. Parent's board of directors also observed that the proposed Merger Price represented a premium of approximately 40.0% over the closing price of $2.50 for the Shares on February 19, 2003, which was the date of the board meeting. The Filing Persons did not believe that it would be realistic to expect that the market would sustain a price in excess of $3.50 if more than a small number of Public Stockholders sought to sell their shares of the Company's common stock. The Filing Persons have observed that since consummation of the recapitalization transactions on December 23, 2002 through February 19, 2003, the highest number of shares traded in a single day was 7,800 Shares while the average number of shares traded per day (as computed for only those days when shares were actually traded) was less than 1,200 shares per day. In addition, approximately 66.7% of the total volume of Shares traded between December 23, 2002 and February 19, 2003, occurred on the three days during such period with the highest reported sales volume. The Filing Persons also noted that Shares of the Company's common stock did not trade on 18 days or approximately 47.4% of the days on which the Nasdaq SmallCap Market was open between December 23, 2002 and February 19, 2003. With approximately 535,000 Shares being held by entities other than the Filing Persons (exclusive of shares underlying restricted stock plans and deferred compensation plans), the Parent's board of directors believes that any effort to sell a material portion of such Shares in the open market or otherwise would materially depress the then trading price.

         - Net Book Value. The Company's net book value at December 31, 2002 was $14.0 million (which figure is being computed to exclude $1.167 million of redeemable common stock issued to

            CapitalSource), which yields a per Share valuation of approximately $2.93 per share. The Merger Price represents a premium of 19.5% to the book value per Share.


         - Recapitalization Conversion Price. Parent's board of directors observed that a per share price of $5.00 was established with respect to the 12% convertible notes and Series A Preferred Stock that were issued on June 28, 2002 as part of the recapitalization plan. Parent's board of directors believes that such price is not indicative of the current per Share value of the Company's publicly registered common stock for several reasons including:

               - convertible debt or equity securities typically have conversion prices that are established at a premium relative to the then trading price of the common stock into which they are convertible and that, as the conversion of $5.00 per share represents a premium of 42.9% over the Merger Price, such premium was not unreasonable on account of both (a) the 12% interest or dividend rate applicable to the convertible securities issued and (b) the fact that the common stock into which these securities were convertible represented a controlling interest in the Company's post-recapitalization equity;

               - estimates of the Company's net sales and earnings per share for fiscal 2003 declined from the date on which the terms of the recapitalization were formally agreed to the date on which Parent's board of directors approved the terms of the Merger (including the Merger Price) as (a) net sales for fiscal 2003 are currently estimated to be $89.0 million or 12.6% lower than previously anticipated and (b) earnings per common share for fiscal 2003 are currently estimated to be $0.65 per Share or 39.3% lower than previously anticipated; and


               - all estimates of the Company's future net income, earnings per common share, cashflow and debt repayment capabilities are predicated on the assumption that there is no sale or distribution of equity securities by either the Company or the Filing Persons that leads to a limitation on the Company's substantial tax loss carryforwards which, as of December 31, 2002, were approximately $79 million and that at the Merger Price and levels materially in excess of such price, any transaction conducted or authorized by the Filing Persons (and over which other holders of Shares have no ability to control or influence) could materially adversely reduce the current and future value of such tax loss carryforwards with a relative reduction in prospective net earnings, earnings per common share, cashflow and debt repayment capabilities.


         - Contractual "Put Right" of Lender Affiliate. Parent's board of directors observed that CapitalSource, an affiliate of the Company's principal lender and a holder of 233,354 Shares (of which 213,354 Shares will be contributed to Parent immediately prior to the Merger and the remaining 20,000 Shares will be converted into the right to receive the Merger Price in connection with the Merger), has a contractual right upon the termination of its $45 million Master Credit Facility with UnionTools, Inc., the Company's principal operating subsidiary ("UnionTools"), and the Company, upon the occurrence of certain events to cause the Company to repurchase all shares then held by CapitalSource at a per share price that is a function of the Company's recently reported earnings, debt levels, holdings of cash, and shares of common stock then outstanding, less an amount attributable, if any, to any prepayment or other penalties paid in connection with the termination of such credit facility. While the Company has recorded a potential future redemption liability for these shares at the rate of $5.00 per Share held by CapitalSource, the actual future liability cannot be quantified. Based on estimated debt balances and cash holdings of the Company as of the likely closing date of the Merger, the Filing Persons believe that the actual per share "put" liability to CapitalSource would be less than the Merger Price.

         - Trend in Equity Markets Overall. Parent's board of directors observed that since the completion of the recapitalization on December 24, 2002 through February 19, 2003 (the date of Parent's board of directors meeting wherein the Merger was discussed and approved), each of the Dow Jones Industrial Average and the NASDAQ Composite Index declined by approximately 5.3% and 2.8%, respectively.

            Since the commencement of the recapitalization transactions on June 28, 2002 through February 19, 2003, these stock market indices declined by 13.4% and 8.8%, respectively. As such, the Filing Persons believe that the 38.3% premium that the Merger Price represents relative to the trading price of the Shares as of the completion of the recapitalization compares favorably to general stock price performance in the United States equity markets overall.

         - Risk of Stock Market Delisting. Parent's board of directors is aware that the Company was notified in 2002 by Nasdaq that it was subject to delisting because it did not meet all of the Nasdaq SmallCap Market's continued listing criteria, including minimum bid price per share, minimum market value of publicly-held shares and minimum number of shares in the public market. The Company has since regained full compliance with all Nasdaq continued listing criteria. The failure of the Company's Shares to be listed with a national exchange or quotation system in the future decreases the liquidity of the Shares for the Public Stockholders. Parent's board of directors is uncertain whether the Company can continue to meet all Nasdaq continued listing criteria and whether the Company's Shares will continue to be eligible for listing by Nasdaq. The Company's ability to continue to have its Shares remain listed is subject to many factors, including, but not limited to: (1) a minimum bid price of $1.00 per Share; (2) a minimum aggregate market value of Shares held by parties unaffiliated with the Company of at least $1,000,000; and (3) a minimum of 500,000 Shares held by parties unaffiliated with the Company. In this regard, the Parent's board of directors has considered the fact that (x) the Company's Shares have in the past twelve months traded to a level as low as $1.00 per Share; (y) the average trading price required to maintain the minimum aggregate market value requirement is approximately $1.88 per share; and (z) the Company's lending agreements were modified to permit repurchases under certain circumstances of up to 400,000 Shares from persons unaffiliated with the Filing Persons. While no repurchases of Shares have been effected by the Company pursuant to this modification, the actual repurchase by the Company of as few as approximately 35,000 Shares (including Shares held by CapitalSource that are subject to mandatory redemption under certain circumstances) could subject the Company's Shares to delisting. The Filing Persons believe that a delisting of the Shares would further exacerbate the illiquid nature of the common stock and adversely affect the potential trading price thereof. Parent's board of directors did consider the fact that holders of Shares other than the Filing Persons have no ability to prevent the Company from purchasing Shares in the open market or in private transactions that could lead directly or indirectly to a delisting of the Shares.

         - Liquidation Value. Parent's board of directors did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that the Company be liquidated, whether or not the Merger was completed.


         - Going Concern Value. Parent's board of directors did not consider "shopping" the Company to prospective buyers. Shopping the Company would not only entail substantial time delays and allocation of management's time and energy, but would also disrupt and discourage the Company's employees and create uncertainty among the Company's customers and suppliers. Further, Parent intends to retain its majority holdings in the Company, which foreclosed the opportunity to consider an alternative transaction with a third party purchaser of the Company or otherwise provide liquidity to the Public Stockholders.

         - Financial Performance, Condition, Business Operations and Prospects of the Company. Parent's board of directors believes the Merger Price to be attractive in light of the Company's current financial performance, profitability, and growth prospects. In addition, the Merger would shift the risk of the future financial performance of the Company from the Public Stockholders, who do not have the power to control decisions made as to the Company's business, entirely to Parent, who does have the power to control the Company's business and who has the resources to manage and bear the risks inherent in the business over the long term.

         -  Other Factors.


               - Parent's board of directors believed that the liquidity that would result from the Merger would be beneficial to the Public Stockholders because the Filing Persons' combined ownership of approximately 88.2% of the outstanding Shares (a) results in an extremely small public float that limits the amount of trading in the Shares; and (b) decreases the likelihood that a proposal to acquire the Shares by an independent entity could succeed without the consent of Parent.



               - The Merger represents an opportunity for the Public Stockholders to realize cash for their Shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of the Company's common stock. In recent periods prior to the announcement of the proposed Merger, the trading in the Company's stock has been extremely light. A stockholder desiring to liquidate his, her or its entire position under the Company's recent trading volumes prior to such announcement would have found that demand for such shares was nearly non-existent and that persistent attempts to sell such Shares could have led to a reduction in the price to be paid for such Shares.

               - Parent's board of directors considered appointing a special committee of its members who did not have any interests in the Company in order to determine the fairness to the Public Stockholders of the proposed Merger; however, Parent's board of directors decided not to pursue that option for the following reasons. Parent's board of directors believed that any special committee that was appointed would need to retain its own independent legal counsel and financial advisors to help the special committee evaluate the fairness of the proposed transaction. Parent's board of directors also believed that, based on the factors described herein, the terms of the proposed Merger were fair to the Public Stockholders, and that the potential financial cost of hiring such advisors and the diversion of management resources that would be caused by the negotiations between the special committee and Parent would outweigh any benefit that would be derived from the appointment of a special committee.


         - Certain Negative Considerations. Parent's board of directors also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the Merger and its procedural fairness:

               - Termination of participation in the future growth of the Company. Following the successful completion of the Merger, the Public Stockholders would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, in any, in the value of their holdings in the Company.

               - Conflicts of Interest. The financial interests of Parent are adverse as to the Merger Price to the financial interests of the Public Stockholders. In addition, officers and directors of the Company have actual or potential conflicts of interest with the Merger. Certain officers and directors of Parent are also officers and directors of the Company.

               - No Public Stockholder Approval. The Public Stockholders will not have an opportunity to vote on the Merger.

               - No Unaffiliated Representatives or Independent Director Approval. The majority of the members of the Company's board of directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of the Public Stockholders for the purpose of negotiating the terms of the Merger or preparing a report concerning the fairness of the Merger.

         - Procedural Fairness. Notwithstanding the considerations set out in this section under the heading "--Certain Negative Considerations," Parent's board of directors believes that the Merger is procedurally fair to the Public Stockholders. In making such determination, Parent's board of directors primarily considered and relied on the fact that Public Stockholders who believe that the terms of the Merger are not fair can pursue appraisal rights in the Merger under Delaware law. In addition, Parent's board of directors concluded that, given the performance of the Shares between the Company's initial public offering and the announcement of Parent's intention to take the Company private, the uncertainties surrounding the Company's future growth prospects and the limited trading market for the Shares, the Merger would result in a fair treatment of the Public Stockholders. In determining that the Merger is fair to the Public Stockholders, Parent's board of directors considered the above factors as a whole and did not assign specific or relative weights to them, other than that the Merger Price of $3.50 per Share in cash was considered the most important factor.


APPROVAL OF SECURITY HOLDERS

         Because the Merger is being effected as a short form merger under
Section 253 of the DGCL, it does not require approval by the Company's stockholders (other than approval by the directors and stockholders of Parent) or approval by the Public Stockholders.

UNAFFILIATED REPRESENTATIVE

         The majority of the Company's directors who are not employed by the Company have not retained a representative to act on behalf of the Public Stockholders.

APPROVAL OF DIRECTORS OF THE COMPANY

         Because the Merger is being effected as a short form merger under
Section 253 of the DGCL, it does not require approval by the Company's board of directors.

OTHER OFFERS

         No other firm offers have been made in the last two years for:

         - the merger or consolidation of the Company with or into another company, or vice versa;

         - the sale or other transfer of all or any substantial part of the assets of the Company; or

         - a purchase of the Company's securities that would enable the holder to exercise control of the subject Company.

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Public Stockholders or the fairness of the Merger to the Filing Persons or to the Public Stockholders.

                          INFORMATION ABOUT THE COMPANY

         The Company is named Acorn Products, Inc. The principal executive offices of the Company are located at 390 West Nationwide Boulevard, Columbus, Ohio 43215, and its telephone number is (614) 222-4400.

         The Shares are listed on the Nasdaq SmallCap Market under the symbol "ACRN." The following table sets forth the high and low closing prices per Share on the Nasdaq SmallCap Market, adjusted for the 1-for-10 reverse stock split effective November 21, 2002, as reported in publicly available sources for each of the periods indicated.


                                                                       HIGH             LOW
                                                                       ----             ---

FISCAL YEAR ENDING DECEMBER 31, 2003:
1st Quarter...................................................         $3.64            $2.50
2nd Quarter(1)................................................         $3.64            $3.45


FISCAL YEAR ENDED DECEMBER 31, 2002:
1st Quarter...................................................         $ 8.00           $ 3.50
2nd Quarter...................................................         $ 6.10           $ 6.00
3rd Quarter...................................................         $ 4.50           $ 3.00
4th Quarter...................................................         $ 4.13           $ 1.10

FISCAL YEAR ENDED DECEMBER 31, 2001:

1st Quarter...................................................         $ 10.00          $ 3.80
2nd Quarter...................................................         $ 14.50          $ 4.10
3rd Quarter...................................................         $  8.20          $ 3.60
4th Quarter...................................................         $  5.80          $ 3.30

------------


(1)  Through April 4, 2003.

         The most recent closing sale price per Share as reported on the Nasdaq SmallCap Market prior to the date of this Amendment No 1. to Schedule 13E-3 was $3.64, on April 4, 2003.


         The Company has not declared any dividends since its initial public offering in 1997. In addition, as a holding company with no operations of its own, the Company is dependent upon payments, dividends, and distributions from UnionTools for funds to pay dividends to the Company's stockholders. UnionTools has no current intention of paying dividends or making other distributions to the Company in excess of amounts necessary to pay the Company's operating expenses and taxes. In addition to the requirements of Delaware law, the Company's revolving credit facility imposes contractual restrictions on UnionTools' ability to declare dividends or make payments or other distributions to the Company. The credit facility provides that, unless UnionTools meets certain financial tests, it may not declare any dividends or make any other payments or distributions to the Company except for amounts necessary to pay the Company's operating expenses up to $300,000 per year and to pay the Company's federal and state income taxes.

FINANCIAL INFORMATION


         The audited financial statements for the fiscal years ended December 31, 2001 and 2002 are incorporated herein by reference from Item 8 of the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2002 ("Form 10-K").

         The Company's book value per share as of December 31, 2002 is approximately $2.93 per Share (with such figure being computed as to exclude shares owned by CapitalSource that are subject to mandatory redemption by the Company under certain circumstances).


SELECTED CONSOLIDATED FINANCIAL INFORMATION


         Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the Form 10-K. More comprehensive financial information is included in the Form 10-K and in other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Form 10-K and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference. The selected financial information presented below as of and for the fiscal years ended December 31, 2001 and 2002, has been derived from the Company's audited Consolidated Financial Statements. All share and per share amounts are adjusted to give effect to the 1-for-10 reverse stock split effective November 21, 2002.



                                                                   Fiscal Year Ended
                                                         (In thousands, except per share data)
                                                         -------------------------------------
                                                              12/31/2001     12/31/2002
                                                              ----------     ----------

STATEMENT OF OPERATIONS DATA:
Net sales                                                       $  91,304     $  91,203
Cost of goods sold                                                 70,404        70,088
                                                                ---------     ---------
Gross profit                                                       20,900        21,115

Selling, general and
  administrative expenses                                          15,151        15,566
Interest expense                                                    5,895         4,068
Amortization of intangibles                                           876             0
Asset impairment(1)                                                14,130         4,241
Other expenses, net(2)                                                443         3,004
                                                                ---------     ---------
Income (loss) from continuing
  operations before income taxes                                  (15,595)       (5,764)
Income taxes (benefit)                                                 84           (51)
Preferred stock dividends                                               0           480
                                                                ---------     ---------
Income (loss) from continuing operations                          (15,679)       (6,193)
Loss from discontinued operations                                       0             0
                                                                ---------     ---------
Net income (loss)                                               $ (15,679)    $  (6,193)
                                                                =========     =========

Income (loss) from continuing
  operations per share (basic and diluted)                      $  (25.86)    $   (8.61)
Weighted average number of shares outstanding                     606,222       718,987

OTHER DATA:
Gross margin                                                         22.9%         23.2%
Net cash provided by (used in) operating activities             $   3,362     $   2,685
Net cash provided by (used in) investing activities             $  (1,211)    $  (2,272)
Net cash provided by (used in) financing activities             $  (1,356)    $    (623)

BALANCE SHEET DATA:
Working capital from continuing operations (3)                  $   5,156     $   9,833
Total assets                                                       61,152        55,467
Total debt                                                         40,565        21,842
Stockholders' equity                                                6,062        14,000


(1) A goodwill impairment charge of $4.2 million was recognized in fiscal 2002 based on management review of the recoverability of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Intangible Assets. A goodwill impairment charge of $14.1 million was recognized in fiscal 2001 based on management review of the recoverability of goodwill. There were asset impairment charges of $4.4 million in fiscal 2000 and $2.8 million in calendar 1999 based on our review of the net realizable value of certain long-lived assets (primarily goodwill) related to the manufacture and sale of watering products.

(2) In fiscal 2001, expenses of $545,000 were recognized for financial advisory, consulting and legal fees incurred to evaluate strategic alternatives.

         In fiscal 2002, we incurred $1.0 million of expense for financial advisory, consulting and legal fees associated with our recapitalization and refinancing. We also incurred $2.0 million of expense related to the relocation of our distribution facility from Columbus, Ohio to Louisville, Kentucky.


(3) Represents current assets less current liabilities (excluding the Acquisition Facility and the Junior Participation Term Loan Note).


                      INFORMATION ABOUT THE FILING PERSONS

PARENT

(a)      NAME AND ADDRESS.


         Parent's principal offices are located at 390 West Nationwide Boulevard, Columbus, Ohio 43215, Attention: A. Corydon Meyer, and its telephone number is 614-222-4400. Immediately prior to the Merger on the Effective Date and upon contribution of Shares beneficially owned by the Filing Persons and CapitalSource to Parent, Parent will own 4,567,815 Shares or approximately 91.2% of the Company's common stock.


(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         Parent, a Delaware corporation, was formed for the sole purpose of merging with the Company. During the last five years, Parent has not been convicted in a criminal proceeding and Parent was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Parent was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         The name, business address, position with Parent, principal occupation, five-year employment history and citizenship of each of the officers of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, to the best knowledge of Parent, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Parent, none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

THE TCW GROUP, INC.

(a)      NAME AND ADDRESS.


         The address of TCWG is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, and its telephone number is 213-244-0000. TCWG, as parent corporation of TCW and TAMCO, may be deemed to beneficially own 2,478,370 Shares or 49.5% of the Company's common stock. In addition, immediately prior to the Merger on the Effective Date and upon contribution of 2,412,370 Shares beneficially owned by TCWG to Parent, TCWG will be deemed to beneficially own 52.8% of Parent.

(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. During the last five years, TCWG has not been convicted in a criminal proceeding, and TCWG was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which TCWG was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Information with respect to each of the officers of TCWG is set forth on Schedule I hereto. During the last five years, to the best knowledge of TCWG, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of TCWG, none of the persons listed in
Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

TRUST COMPANY OF THE WEST

(a)      NAME AND ADDRESS.


         The address of TCW is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, and its telephone number is 213-244-0000. TCW may be deemed to beneficially own 830,073 Shares or 16.6% of the Company's common stock. In addition, immediately prior to the Merger on the Effective Date and upon contribution of Shares beneficially owned by TCW to Parent, TCW will be deemed to beneficially own 18.2% of Parent.


(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         TCW is a trust company which provides investment management services. During the last five years, TCW has not been convicted in a criminal proceeding, and TCW was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which TCW was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Information with respect to each of the principals of TCW is set forth on Schedule I hereto. During the last five years, to the best knowledge of TCW, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of TCW, none of the persons listed in
Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

TCW ASSET MANAGEMENT COMPANY

(a)      NAME AND ADDRESS.


         The address of TAMCO is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, and its telephone number is 213-244-0000. TAMCO, as the managing partner of TCW Special Credits, may be deemed to beneficially own 1,648,297 Shares or 32.9% of the Company's common stock. In addition, immediately prior to the Merger on the Effective Date and upon contribution of 1,582,297 Shares beneficially owned by TAMCO to Parent, TAMCO will be deemed to beneficially own 34.6% of Parent.

(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. During the last five years, TAMCO has not been convicted in a criminal proceeding, and TAMCO was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which TAMCO was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Information with respect to each of the officers of TAMCO is set forth on Schedule I hereto. During the last five years, to the best knowledge of TAMCO, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of TAMCO, none of the persons listed in
Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

TCW SPECIAL CREDITS

(a)      NAME AND ADDRESS.


         The address of Special Credits is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, and its telephone number is 213-244-0000. Special Credits may be deemed to beneficially own 1,648,297 Shares or 32.9% of the Company's common stock. In addition, immediately prior to the Merger on the Effective Date and upon contribution of 1,582,297 Shares beneficially owned by Special Credits to Parent, Special Credits will be deemed to beneficially own 34.6% of Parent.


(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         Special Credits provides investment advice and management services to TCW Special Credits Fund IIIb, TCW Special Credits Fund IV, TCW Special Credits Plus Fund, and Weyerhaeuser Company Master Retirement Trust. The principal interests in Special Credits are owned by Bruce A. Karsh, Howard S. Marks, Sheldon M. Stone, and David Richard Masson. During the last five years, Special Credits has not been convicted in a criminal proceeding, and Special Credits was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Special Credits was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Information with respect to each of the principals of Special Credits is set forth on Schedule I hereto. During the last five years, to the best knowledge of Special Credits, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Special Credits, none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

OAKTREE CAPITAL MANAGEMENT, LLC

(a)      NAME AND ADDRESS.

         The address of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071, and its telephone number is 213-830-6300. Oaktree, as the general partner of Oaktree Fund, may be deemed to beneficially own 1,890,441 Shares or 37.8% of the Company's common stock. In addition, immediately prior to the Merger on the Effective Date and upon contribution of Shares beneficially owned by Oaktree to Parent, Oaktree will be deemed to beneficially own 41.4% of Parent.


(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         Oaktree is a limited liability company which provides advice and management services to institutional and individual investors. The principal interests in Oaktree are owned by Bruce A. Karsh, Howard S. Marks, Sheldon M. Stone, David Richard Masson, Larry Keele, Russel S. Bernard, Stephen A. Kaplan, Kevin L. Clayton, John W. Moon, John B. Frank and David Kirchheimer. During the last five years, Oaktree has not been convicted in a criminal proceeding, and Oaktree was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Oaktree was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Information with respect to each of the principals of Oaktree is set forth on Schedule I hereto. During the last five years, to the best knowledge of Oaktree, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Oaktree, none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

(a)      NAME AND ADDRESS.


         The address of Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071, and its telephone number is 213-830-6300. Oaktree Fund owns 1,890,441 Shares or 37.7% of the Company's common stock. In addition, immediately prior to the Merger on the Effective Date and upon contribution of Shares beneficially owned by Oaktree Fund to Parent, Oaktree Fund will be deemed to beneficially own 41.4% of Parent.


(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         Oaktree Fund is a investment partnership which invests in entities over which there is a potential for the Oaktree Fund to exercise significant influence. During the last five years, Oaktree Fund has not been convicted in a criminal proceeding, and Oaktree Fund was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Oaktree Fund was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Information with respect to each of the principals of Oaktree Fund is set forth on Schedule I hereto. During the last five years, to the best knowledge of Oaktree Fund, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Oaktree Fund, none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

A. CORYDON MEYER

(a)      NAME AND ADDRESS.

         The address of Mr. Meyer is 390 West Nationwide Boulevard, Columbus, Ohio 43215. Mr. Meyer owns 2,150 Shares or approximately 0.04% of the Company's common stock. In addition, immediately prior to the Merger on the Effective Date and upon contribution by Mr. Meyer of his Shares to Parent, Mr. Meyer will be deemed to beneficially own 0.05% of Parent.

(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         Not applicable.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Mr. Meyer became a director and the President and Chief Executive Officer of the Company and UnionTools in September 1999 and was elected Chairman in December 2002. Mr. Meyer joined the Company and UnionTools in June 1999 as Senior Vice President of Sales and Marketing. Mr. Meyer served as Vice President and Chief Operating Officer of Reiker Enterprises, Inc. from 1998 to 1999. Mr. Meyer served as Vice President and Business Unit Manager of Lamson & Sessions Co. from 1990 to 1998. Mr. Meyer served in various finance, manufacturing, sales, and marketing positions with White Consolidated Industries from 1977 to 1990. During the last five years Mr. Meyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

JOHN G. JACOB

(a)      NAME AND ADDRESS.

         The address of Mr. Jacob is 390 West Nationwide Boulevard, Columbus, Ohio 43215. Mr. Jacob is the registered holder of 21,500 restricted Shares or approximately 0.4% of the Company's common stock. Immediately prior to the Merger on the Effective Date, the Company will permit Mr. Jacob to transfer the 21,500 restricted Shares to Parent in exchange for an equal number of restricted shares of Parent. Upon contribution by Mr. Jacob of his restricted Shares to Parent, Mr. Jacob will be deemed to beneficially own 0.5% of Parent.

(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         Not applicable.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Mr. Jacob became the Company's Vice President and Chief Financial Officer in June 1999. From 1998 to June 1999, Mr. Jacob served as Vice President of Finance for Sun Apparel Company/Polo Jeans Company. Prior to that, Mr. Jacob served as Vice President of Finance and Treasurer of Maidenform Worldwide, Inc. from 1996 to 1998. From 1991 to 1996, Mr. Jacob served in various positions at Kayser-Roth Corporation, most recently as Vice President and Treasurer. During the last five years Mr. Jacob has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

GARY W. ZIMMERMAN

(a)      NAME AND ADDRESS.

         The address of Mr. Zimmerman is 390 West Nationwide Boulevard, Columbus, Ohio 43215. Mr. Zimmerman is the beneficial owner of 230 Shares and is the registered holder of 20,000 restricted Shares or approximately 0.4% of the Company's common stock. Immediately prior to the Merger on the Effective Date, the Company will permit Mr. Zimmerman to transfer the 20,000 restricted Shares to Parent in exchange for an equal number of restricted shares of Parent. Upon contribution by Mr. Zimmerman of his restricted Shares to Parent, Mr. Zimmerman will be deemed to beneficially own 0.4% of Parent. Mr. Zimmerman will retain the 230 unrestricted Shares that he beneficially owns and will receive the same per share Merger Price as the Public Stockholders for such 230 Shares.

(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         Not applicable.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Mr. Zimmerman became the Company's Senior Vice President of Operations in September 2000. Prior to that, Mr. Zimmerman served as General Manager of U.S. Operations for Lexmark International, Inc. from July 1998 to September 2000. From January 1979 to July 1998, Mr. Zimmerman served in various positions at Huffy Corporation, most recently as Vice President, Plant Operations and Logistics, for Huffy Bicycles. During the last five years Mr. Zimmerman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.




CAROL B. LASCALA

(a)      NAME AND ADDRESS.

         The address of Ms. LaScala is 390 West Nationwide Boulevard, Columbus, Ohio 43215. Ms. LaScala is the registered holder of 8,000 restricted Shares or approximately 0.2% of the Company's common stock. Immediately prior to the Merger on the Effective Date, the Company will permit Ms. LaScala to transfer the 8,000 restricted Shares to Parent in exchange for an equal number of restricted shares of Parent. Upon contribution by Ms. LaScala of her restricted Shares to Parent, Ms. LaScala will be deemed to beneficially own 0.2% of Parent.

(b)      BUSINESS AND BACKGROUND OF ENTITIES.

         Not applicable.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

         Ms. LaScala became the Company's Vice President of Human Resources in December 2000. Ms. LaScala joined UnionTools in November 1999 as Director of Human Resources. From June 1999 to November 1999, Ms. LaScala served as Director of Human Resources for the Longaberger Company. Prior to that, Ms. LaScala served as Manager, Human Resources, for Rubbermaid Incorporated from September 1995 to June 1999. From February 1984 to September 1995, Ms. LaScala served in various positions with The Stanley Works, most recently as Division Human Resources Manager for the Hand Tools Division. During the last five years Ms. LaScala has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

PRIOR STOCK PURCHASES

         On June 28, 2002, the Company entered into a recapitalization plan whereby the Principal Holders (the term "Principal Holders" shall mean the funds, accounts, and trusts managed by direct and indirect subsidiaries of TCWG (the "TCW Related Entities") and Oaktree) purchased preferred stock and 12% convertible notes of the Company. The preferred stock accumulated dividends at a rate of 12% per annum and the 12% convertible notes accrued interest at a rate of 12% per annum. Pursuant to the recapitalization plan, the preferred stock (at its stated value), plus all accumulated and unpaid dividends thereon, and the 12% convertible notes, plus all accrued and unpaid interest thereon, converted into Shares at a rate of $5.00 per share on December 23, 2002. The table below details the purchases and conversions made by the Principal Holders.



                                                    Shares
                                                   issuable                        Shares
                                                     upon                         issuable                    Total Shares
                                     Shares of    conversion         12%            upon          Total       Beneficially
                                     Preferred   of Preferred    Convertible     conversion      Shares        Owned after
               Fund                  Stock (1)     Stock (2)        Notes       of Notes (3)    Issuable    Recapitalization
------------------------------------ ----------- -------------- --------------- -------------- ------------ ------------------
OCM Principal Opportunities
Fund, L.P. (4)                         263.2543        557,221      $5,379,149      1,138,586    1,695,807          1,890,441
The TCW Group, Inc. (5)                559.4153      1,184,091      $4,620,851        978,075    2,162,166          2,478,370
Trust Company of the West (5)          228.9818        484,676      $1,152,999        244,050      728,726            830,073
TCW Asset Management
Company (5)                            330.4335        699,415      $3,467,852        734,025    1,433,440          1,648,297
TCW Special Credits (5)                330.4335        699,415      $3,467,852        734,025    1,433,440          1,648,297

Total                                  822.6696      1,741,312     $10,000,000      2,116,661    3,857,973          4,368,811


------------

(1)      The preferred stock has a stated value of $10,000 per share.

(2) The preferred stock converted into Shares on December 23, 2002 pursuant to its terms. Includes conversion of accumulated dividends on the preferred stock.

(3) The 12% convertible notes converted into Shares on December 23, 2002 pursuant to their terms. Includes conversion of accrued interest on the 12% convertible notes.

(4) Oaktree, as the general partner of the Oaktree Fund, has voting and dispositive power over the shares held by the Oaktree Fund and may be deemed a beneficial owner of such shares.

(5) TCWG is the parent corporation of TAMCO. TAMCO is the managing general partner of Special Credits, a general partnership among TAMCO and certain individual general partners (the "Individual Partners"). Special Credits is (i) the general partner of four limited partnerships that hold shares of common stock (the "TCW Limited Partnerships") and
         (ii) the investment advisor for three third party accounts that hold shares of common stock (the "TCW Accounts"). The TCWG also is the parent corporation of TCW, which is the trustee of four trusts that hold shares of common stock (the "TCW Trusts").

         Certain of the Individual Partners also are principals of Oaktree. The Individual Partners, in their capacity as general partners of Special Credits, have been designated to manage the TCW Limited Partnerships, the TCW Accounts and the TCW Trusts. Although Oaktree provides consulting, research and other investment management support to the Individual Partners, Oaktree does not have voting or dispositive power with respect to the TCW Limited Partnerships, the TCW Accounts or the TCW Trusts.

         Additionally, on December 23, 2002, the Company issued 79,684 Shares to the Oaktree Fund in consideration for the cancellation of certain options and deferred compensation owing to Oaktree for consulting services provided by its employees serving on the Company's board of directors.

TRANSACTIONS

         Except as described below, there have been no transactions during the past two years between (i) any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I and (ii) the Company or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of the Company's consolidated revenues for (1) the fiscal year in which the transaction occurred, or (2) with respect to the current year, the past portion of the current fiscal year, except as described in the following paragraph.

         On December 23, 2002, the Company issued 79,684 Shares to the Oaktree Fund in consideration for the cancellation of certain options and deferred compensation owing to Oaktree for consulting services provided by its employees serving on the Company's board of directors.

         Except as described below, during the past two years, there have been no transactions between any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I and any executive officer, director, or affiliate of the Company that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

SIGNIFICANT CORPORATE EVENTS

         The following are all negotiations, transactions, or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed in
Schedule I, and (ii) the Company and its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, elections of the Company's directors, or sale or other transfer of a material amount of assets of the Company.

         Recapitalization

         The Company and UnionTools entered into a purchase agreement, dated as of June 26, 2002, with the Principal Holders whereby the Company agreed to recapitalize by converting preferred stock and existing debt owed to existing stockholders representing funds and accounts managed by the Principal Holders into preferred stock and 12% convertible notes of the Company. Pursuant to their terms, the preferred stock and 12% convertible notes converted into shares upon the closing of a rights offering to Public Stockholders (described below) on December 23, 2002. See also "Information About the Filing Persons -- Prior Stock Purchases."

         Rights Offering

         The Company conducted a rights offering, which expired on December 23, 2002, whereby stockholders received rights (at the rate of 1,000 rights per 100 Shares held as of November 21, 2002) to purchase one share of newly-issued common stock at $5.00 per share for each right received. The Principal Holders and CapitalSource Holdings LLC (which together beneficially owned approximately 463,065 shares prior to the rights offering) agreed not to exercise any of the rights that they received, and as such, the other holders having a combined ownership interest of 176,671 shares prior to the rights offering received 1,766,716 nontransferable rights following the establishment of the record date. Each right entitled the holder thereof to acquire one Share from the Company at the price of $5.00.

         Two-hundred Shares were purchased in the rights offering. The net proceeds of the rights offering of $1,000 were applied toward payment of interest accrued with respect to Company indebtedness owing to a third party. Pursuant to the terms of such indebtedness, the remaining interest and principal thereon of $634,000 was converted into 126,800 newly issued Shares.

         BACKGROUND OF THE RECAPITALIZATION PLAN

         In connection with the anticipated expiration of the Company's credit facility agented by Heller Financial, Inc., the Company retained the investment banking firm of Houlihan Lokey Capital to act as the Company's financial advisor on June 21, 2001, to seek strategic alternatives for the Company.

         On February 1, 2002, the Company entered into a letter of intent with the Principal Holders that would lead to a financial restructuring of the Company. The Principal Holders agreed under certain conditions to purchase $18 million of newly-issued shares of the Company's common stock for the purpose of repaying outstanding indebtedness (inclusive of $8 million of indebtedness owed to the Principal Holders on account of a capital infusion). The letter of intent contemplated a rights offering to unaffiliated stockholders whereby the Company's stockholders would be afforded the opportunity to purchase approximately $6 million of the Company's newly-issued common stock on the same terms and conditions as the Principal Holders.

         On February 1, 2002, the Company's board of directors created a special committee of the board to review the terms of a possible transaction with the Principal Holders. The special committee consisted of Messrs. Abbott (Chairman), Mariotti, and Kahl, each of whom is an independent director.

         The special committee held its first meeting by teleconference on January 31, 2002. The special committee discussed in detail the letter of intent. The special committee observed that the letter of intent did not contain an exclusivity provision and, therefore, allowed the Company to explore other offers. The special committee also noted that while the letter of intent would satisfy the Company's covenant under the Company's credit facility, it also proposed a transaction that would allow the Company's minority stockholders to participate in any future upside growth. The special committee also discussed some of the issues that needed to be addressed and negotiated before entering into a definitive agreement.

         The special committee held its second meeting by teleconference on February 1, 2002. The special committee continued to discuss some of the issues that needed to be addressed and negotiated before entering into a definitive agreement and recommended to the Company's board of directors that the letter of intent in the form presented to the special committee was acceptable.

         The special committee held its third meeting by teleconference on March 1, 2002. The special committee ratified the selection of Squire, Sanders & Dempsey L.L.P. ("SS&D") as its legal counsel. The special committee received a report that there were no outstanding offers regarding either the purchase or capitalization of the Company other than the recapitalization plan. The special committee also received an update on details concerning the Company's credit facility and negotiations regarding the Company's fee arrangements with Houlihan Lokey Capital. SS&D then briefed the special committee on its fiduciary duties under Delaware law in considering the recapitalization plan.

         A member of the Company's management, the members of the special committee and SS&D participated in a telephone conference on April 1, 2002, to discuss the status of negotiations with existing lenders regarding extension of the existing credit facility, the exploration of available mezzanine financing, the status of negotiations with Houlihan Lokey Capital and the need to be prepared to extend the letter of intent if necessary.

         The special committee held its fourth meeting by teleconference on April 24, 2002. The special committee was advised that the Company's existing credit facility was being extended from April 30 to June 30, 2002, and that the Company was continuing to negotiate a fee arrangement with Houlihan Lokey Capital. The special committee was also advised that the Company had commenced negotiations with a new senior lender to refinance the Company's existing credit facility. The proposed refinancing would consist of $45.0 million, $32.5 million of which would be a revolving loan facility under which borrowings would bear interest at prime plus 3% and $12.5 million of which would be a term loan bearing interest at prime plus 5%.

         The special committee held its fifth meeting by teleconference on June 6, 2002. At the meeting, a representative of the Principal Holders presented the revised terms of the recapitalization plan. Among other things, the Principal Holders committed to invest $10.0 million in new money in the Company with no subsequent reduction tied to the outcome of a subsequent rights offering. In order to complete the refinancing of the Company's credit facility with a new lender by June 30, 2002, however, the Principal Holders proposed to invest in convertible promissory notes bearing interest at 12% per annum and to exchange existing notes held by the Principal Holders in the principal amount of approximately $8.3 million for convertible preferred stock with a dividend rate of 12% per annum. The convertible promissory notes and convertible preferred stock would automatically convert into common stock upon completion of the rights offering at the rights offering per share price. The recapitalization plan would also include a 1-for-10 reverse stock split which would be implemented before commencement of the rights offering. The rights offering would allow each stockholder to purchase 10 shares of the Company's common stock for each share of common stock then held rather than the
3.5 shares originally proposed in the February 1, 2002 letter of intent. While the rights offering price was decreased from $1.00 to $0.50 per share (on a pre-reverse split basis) or $5.00 per share after giving effect to the reverse stock split, total cash proceeds to the Company would, if such rights issued in the rights offering were exercised in full, increase from $6.3 million as originally proposed to $8.8 million. If the Company's public stockholders fully exercised the rights, they would own approximately the same percentage of the outstanding common stock as they currently own.

         The special committee asked questions of the Principal Holders concerning the revised recapitalization plan and the refinancing of the Company's credit facility. The special committee was advised that the proposed refinancing had been designed to fit the Company's capital structure following completion of the recapitalization plan. The special committee also discussed the status of a fairness opinion to be delivered by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., an affiliate of Houlihan Lokey Capital, and was advised that Houlihan Lokey Financial Advisors would be prepared to make its presentation to the special committee regarding the fairness of the transaction on or about June 21, 2002. The special committee then concluded that it would be prepared to consider its recommendation to the Company's board of directors concerning the recapitalization plan following the presentation to it by Houlihan Lokey Financial Advisors.

         On June 13, 2002, the Company entered into a new letter of intent with the Principal Holders whereby the Principal Holders would agree to purchase $10 million of 12% convertible notes due 2005 and $8.3 million of preferred stock, all of which newly-issued securities (together with accrued interest and dividends thereon) would be convertible into newly-issued shares of common stock at the rate of $0.50 per share (on a pre-reverse split basis). The Company also announced that the Company would, as part of the recapitalization plan, seek to obtain stockholder approval for the ultimate conversion of such newly-issued securities, implement a 1-for-10 reverse stock split, and make a rights offering to unaffiliated stockholders wherein such holders could purchase from the Company newly-issued shares of common stock at the same $0.50 per share (on a pre-reverse split basis) price.

         The special committee held its sixth meeting by teleconference on June 25, 2002. At the meeting, Houlihan Lokey Financial Advisors made a presentation to the special committee regarding the fairness of the recapitalization plan. Houlihan Lokey Financial Advisors noted that Houlihan Lokey Capital, its affiliate, had originally been retained by the Company in connection with the prior marketing effort to sell the Company as required by the Company's senior lenders. As a result of their participation in that marketing effort, representatives of Houlihan Lokey Financial Advisors expressed their view that the recapitalization plan was more favorable than any alternative that had been previously considered. Houlihan Lokey Financial Advisors noted that the Company was facing an imminent liquidity crisis on June 30, 2002, at which time the Company's existing credit facility was scheduled to mature. Houlihan Lokey Financial Advisors further advised the special committee that the only apparent alternatives to the recapitalization plan were a distressed sale of the Company or continuing to operate under short-term waivers from the Company's existing lenders, neither of which appeared likely to provide greater value to the Company and the Company's stockholders than the recapitalization plan.

         Houlihan Lokey Financial Advisors further advised the special committee that the value to the Company's stockholders assuming consummation of the recapitalization plan as contemplated and successful implementation of the Company's business plan as a going concern was greater than any of the following:

         - the value the stockholders would have likely received under the highest and best proposal received by the Company during the marketing process;

         - the value indicated by the public market which Houlihan Lokey Financial Advisors felt was a poor indicator of value in any event; or

         - the value implied by Houlihan Lokey Financial Advisors' theoretical valuation of the Company assuming the recapitalization plan was not consummated.

         Houlihan Lokey Financial Advisors concluded its presentation by stating that it was their opinion that the recapitalization plan was fair, from a financial point of view, to the Company and the Company's stockholders.

         Following completion of Houlihan Lokey Financial Advisors' report, during which the special committee and SS&D asked questions concerning the presentation and the fairness opinion, the special committee asked questions of management concerning the recapitalization plan. The special committee was advised that if the recapitalization plan was not approved by the Company's board of directors on or before July 1, 2002, the Company would be charged significant fees for extending the Company's existing credit facility. Management also assured the special committee that refinancing alternatives had been exhaustively explored before selecting the new lender. After further discussion, the special committee concluded that the recapitalization plan was fair to the Company and the Company's stockholders and was the best available plan to maximize stockholder value. Accordingly, the special committee unanimously resolved to recommend the recapitalization plan to the Company's board of directors for approval.

         Immediately following the June 25, 2002 special committee meeting, the Company's entire board of directors convened. The special committee reported on their recommendation that the Company's board of directors unanimously approve the recapitalization plan. The Company's board of directors unanimously approved the recapitalization plan.

         The Company negotiated the final terms of the recapitalization plan on June 26, 2002. Loan documentation relating to the Company's new credit facility and other ancillary agreements were finalized on June 28, 2002, on which date borrowings under the Company's credit facility were repaid in full (including amounts in which the Principal Holders had a participation interest), and the 12% convertible notes and the preferred stock were issued to the Principal Holders.

         On September 10, 2002, the Principal Holders and HLHZ Investments, Inc. agreed to waive the right to an increase in the interest rate on the 12% convertible notes and an increase in the dividend rate on the preferred stock from 12% to 19% if the conversion of the 12% convertible notes and the preferred stock had not occurred prior to December 15, 2002. Additionally, the Principal Holders agreed to waive the increased redemption price of the preferred stock in the event of a mandatory redemption. Previously, the redemption price equaled the liquidation preference amount plus accrued and unpaid dividends times two. Giving effect to the waiver, the redemption price equaled the liquidation preference amount plus accrued and unpaid dividends.

         New Credit Facility

         In connection with the recapitalization plan, the Company also entered into a five-year, $45 million credit facility, agented by CapitalSource Finance LLC, consisting of a $12.5 million term loan and a $32.5 million revolving credit component. In conjunction with the new facility, the Company issued to CapitalSource, an affiliate of CapitalSource Finance LLC, 31,910 shares of redeemable common stock on June 28, 2002. Moreover, the Company issued to CapitalSource, 201,444 additional shares of redeemable common stock upon completion of the rights offering with the effect that, as of the date hereof, CapitalSource holds 233,354 Shares. The CapitalSource Shares represent approximately a 4.7% interest in the Company's issued and outstanding shares of common stock. The Shares issued to the Company's lender are considered redeemable in that, upon a future termination in full of this new credit facility, CapitalSource has the right to require the Company to repurchase all the shares issued to CapitalSource at a price per share that is dependent on certain measures of cash flow, debt, and cash at a future date. At the close of the rights offering, the Company's repurchase obligation on account of all shares issued to CapitalSource was approximately $1.1 million. All shares issued to CapitalSource were recorded as redeemable common stock and as a cost of financing with deferred financing fees, amortized over the life of the credit facility.

         Sale of Convertible Notes

         Pursuant to the purchase agreement, the Principal Holders purchased for cash from the Company on June 28, 2002, $10,000,000 principal amount of 12% convertible notes due June 15, 2005. Upon the closing of the rights offering on December 23, 2002, the convertible notes (together with accrued interest thereon) were converted into Shares at the rights offering price of $5.00 per share. The Principal Holders received 2,116,661 Shares upon conversion of the 12% convertible notes held by such entities.

         Note Exchange

         The Principal Holders, in connection with the purchase agreement, received 822.6696 shares of newly-issued preferred stock, $10,000 per share liquidation preference, on June 28, 2002, in exchange for all of their previously existing and outstanding interests in the 12% exchangeable notes of UnionTools, which represented the total amount of principal and accrued interest on the exchangeable notes.

         Preferred Stock

         The preferred stock had an initial aggregate liquidation preference equal to $8,226,696 and accrued dividends at a 12% annual rate. The preferred stock became mandatorily convertible into Shares at the rights offering price of $5.00 per share upon the December 23, 2002 closing of the rights offering based on the liquidation preference and accrued dividends owing thereon as of the closing date of the rights offering. The Principal Holders received 1,645,338 Shares upon conversion of the preferred stock held by such entities plus an additional 95,978 Shares in respect of $479,891 of accrued dividends which was then owing on account of such preferred stock as of that date.

         Use of Proceeds from Sale of Convertible Notes

         On June 28, 2002, the Company advanced $10,000,000 to UnionTools that it applied, together with borrowings under a new secured credit facility agented by CapitalSource Finance LLC, as payment of all outstanding obligations of UnionTools due and payable under the then existing revolving loan and term loan agreements. Contemporaneously with repayment of existing bank borrowings, UnionTools reimbursed Houlihan Lokey Capital for remaining expenses that were unpaid and paid Houlihan Lokey Financial Advisors and its affiliates $1,200,000 in connection with financial advisory work and the fairness opinion on behalf of the Company and the Company's stockholders, of which $600,000 was paid in cash and $600,000 pursuant to a 12% convertible note.

         Any convertible notes (which includes notes held by the Principal Holders and the HLHZ Investments LLC note) that remained outstanding upon completion of the rights offering (together with any accrued interest remaining thereon), were automatically converted into Shares at a rate equal to $5.00 per share. Effective as of the closing of the rights offering on December 23, 2002, HLHZ Investments LLC received $1,000 cash plus 126,800 Shares, representing a 2.6% interest in the Company's outstanding common stock, upon the repayment and conversion of its 12% convertible note (inclusive of accrued interest owing thereon).

NEGOTIATIONS OR CONTACTS

         Other than as described above, during the past two years there have been no negotiations or material contacts concerning the matters referred to above between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

CONFLICTS OF INTEREST

         The following are all agreements, arrangements, or understandings, and any actual or potential conflicts of interest, deemed to be material, between any of the Filing Persons or their affiliates and the Company, its executive officers, directors, or affiliates.

         The Filing Persons may be deemed to be in control of the Company because they currently own 88.2% of the Company's outstanding common stock.


         Vincent J. Cebula serves as a member of the Company's board of directors. Mr. Cebula also serves as President and Chairman of Parent and is a member of Parent's board of directors. Mr. Cebula is also a Managing Director of Oaktree. As a result, there may be potential conflicts of interest between Mr. Cebula and the Company.

         Mr. Jacob serves as a Vice President and Chief Financial Officer of the Company. Mr. Jacob also serves and treasurer and secretary of Parent. As a result, there may be a potential conflicts of interest between Mr. Jacob and the Company.


         Mr. Meyer entered into a restricted stock agreement with the Company, pursuant to which he was granted 83,500 restricted Shares, issuable on vesting and other conditions contained in such restricted stock agreement. In addition, Mr. Meyer owns 2,150 Shares, which he will contribute to Parent and, after the Merger, will continue to be outstanding. Mr. Meyer is a member of the Company's board of directors and serves as its Chairman, President and Chief Executive Officers. As a result, there may be a potential conflict of interest between the Company and Mr. Meyer.

         Messrs. Jacob and Zimmerman and Ms. LaScala each entered into a restricted stock agreement with the Company, pursuant to which they were granted 21,500, 20,000, and 8,000 restricted Shares, respectively. Each of Messrs. Jacob and Zimmerman and Ms. LaScala will contribute such restricted Shares to Parent in exchange for an equal number of restricted shares of Parent, and such restricted Shares of Parent will continue to be outstanding after the Merger, subject to vesting and other conditions contained in the restricted stock agreements that Parent will enter into with Messrs. Jacob and Zimmerman and Ms. LaScala. As a result, there may be a potential conflict of interest between the Company and each of Messrs. Jacob and Zimmerman and Ms. LaScala.

AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES

         In addition to those described above, the following are all of the agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I hereto and any other person with respect to any securities of the Company.

         TCWG, TCW, TAMCO, Special Credits, TCW Special Credits Fund III, TCW Special Credits Fund IV, TCW Special Credits Plus Fund, TCW Special Credits Trust IIIb, TCW Special Credits Trust IV, Oaktree and the Oaktree Fund, and Weyerhaeuser Company Master Retirement Trust, a third party account of which Special Credits is the investment manager, have a written agreement relating to the filing of a joint acquisition statement on Schedule 13D relating to the Company's securities, as required by Rule 13d-1(f)(1) under the Exchange Act. TCWG, TCW, TAMCO, Special Credits, TCW Special Credits Fund III, TCW Special Credits Fund IV, TCW Special Credits Plus Fund, TCW Special Credits Trust IIIb, TCW Special Credits Trust IV, individually or together, Oaktree, and the Oaktree Fund reserve the right, subject to applicable law, to seek proxies, consents, and/or ballots in support of nominees at special or scheduled meeting of the Company's stockholders or otherwise, or in support of or against other matters that may come before the Company's stockholders for their vote or consent.

                          SPECIFIC TERMS OF THE MERGER

CONTRIBUTION AND MERGER


         Prior to the Effective Date, the Filing Persons plan to contribute all of the Shares they own to Parent in exchange for common stock of Parent. As of March 21, 2003, the Filing Persons beneficially owned 4,420,461 Shares, representing in the aggregate approximately 88.2% of the outstanding Shares. On the Effective Date, the Filing Persons will contribute, or cause entities that they control to contribute, 4,354,461 Shares to Parent (the "Filing Persons Contribution") in exchange for common stock of Parent. Additionally, on the Effective Date, CapitalSource will contribute 213,354 Shares to Parent in exchange for common stock of the Parent (the "CapitalSource Contribution" and together with the Filing Persons Contribution, the "Contributions"). Upon receipt of the Contributions, Parent will merge with and into the Company pursuant to Section 253 of the DGCL, with the

Company to be the surviving corporation. To so merge, the board of directors and the stockholders of Parent will approve the Merger and Parent will file a Certificate of Ownership and Merger with the Secretary of State of Delaware. Upon the Effective Date:

         - Each Share issued and outstanding immediately prior to the Effective Date (other than Shares owned by Parent or the Company and Shares held by Public Stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the DGCL) will be cancelled and extinguished and be converted into and become a right to receive the Merger Price; and

         - Each share of Parent's capital stock issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and nonassessable share of the common stock of the Company as the surviving corporation of the Merger.

As a result of the Merger, the Filing Persons will own all of the outstanding equity interests in the Company.

         Under the DGCL, because Parent will hold at least 90% of the outstanding Shares, Parent will have the power to effect the Merger without a vote of the Company's board of directors or the Public Stockholders. Parent intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of the Company's board of directors or the Public Stockholders. The Merger Price will be $3.50 in cash per Share.

MERGER PRICE

         Upon completion of the Merger, in order to receive the cash Merger Price of $3.50 per Share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to American Stock Transfer and Trust Company, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal which will be mailed to stockholders of record on the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

SOURCE AND AMOUNT OF FUNDS


         The total amount of funds expected to be required to pay the Merger Price for the Shares in the Merger and to pay related fees and expenses, is estimated to be approximately $1,700,000, assuming no outstanding options to acquire Company Shares are exercised prior to the Merger.


         In June 2002, the Company entered into a five-year, $45.0 million credit facility, agented by CapitalSource Finance LLC, consisting of a $12.5 million term loan and a $32.5 million revolving credit component. The term loan bears interest at prime plus 5.0% and the revolving credit component bears interest at prime plus 3.0%. The Lender's facility terminates in June 2007. The facility is secured by a first priority security interest in all of the Company's assets. The Company anticipates repaying the loan from existing cash flow.


         The Company has received a waiver from its lenders which, subject to certain events, waives certain defaults that would otherwise occur as a result of the Merger. Further, the Company's current senior credit facility has been amended, subject to the consummation of the Merger, to provide an additional term loan at the time of the Merger in an amount equal to $1.5 million to fund most of the Merger consideration. In connection with such amendment, the Company's revolving credit facility will be reduced to a maximum amount of $31 million, effective upon the completion of the Merger. It is anticipated that the balance of the Merger consideration and related fees and expenses will be funded from the revolving credit facility. The amendment to the Company's senior credit facility also revised some of the Company's existing covenants and will permit the Company to pay cash to the Filing Persons and CapitalSource in an amount of not more than $2,000 in respect of fractional shares that could remain outstanding following a reverse stock split that the Filing Persons may effect subsequent to the completion of the Merger; provided further that in connection therewith the price per share being paid to such holders on account of fractional shares would not exceed $3.50 per share. As consideration for the amendment, the lenders will receive customary amendment and commitment fees totaling approximately $50,000.


ACCOUNTING

         The Merger will be accounted for as the acquisition of a minority interest using the purchase method of accounting.

FUTURE OPERATIONS

         It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. The Filing Persons intend to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential. As such, the Filing Persons will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause the Company to terminate the registration of the Shares under Section 12(g) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. In addition, the Filing Persons intend to cause the Shares to cease to be listed on the Nasdaq SmallCap Market. For additional information see "Special Factors -- Purposes Alternatives, Reasons and Effects of the Merger -- Effects."

         The Filing Persons do not currently have any commitment or agreement for, and are not currently negotiating, the sales of any of the Company's businesses. Additionally, it is contemplated that upon completion of the Merger, Messrs. Abbott, Kahl and Mariotti will resign from their positions as members of the Company's board of directors.

         Except as otherwise described in this Schedule 13E-3, the Company has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plan or proposals for, or negotiated:

         - any extraordinary transaction, such as a merger, reorganization or liquidation involving the surviving company or any of its subsidiaries after the completion of the Merger;

         - any purchase, sale, or transfer of a material amount of assets of the surviving company or any of its subsidiaries after the completion of the Merger;

         - any material change in the Company's dividend rate or policy, or indebtedness or capitalization;

         - any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any officer; or

         - any other material change in the Company's corporate structure or business.

         None of the Filing Persons intends to grant Public Stockholders special access to the Company's records in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services for the Public Stockholders.

FEES

         The Paying Agent will receive reasonable and customary out-of-pocket expenses and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Merger, including certain liabilities under the U.S. federal securities laws.

         None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

         The following is an estimate of fees and expenses to be incurred by the Filing Persons and Parent in connection with the Merger:


         Legal fees and expenses....................................................  $    75,000
         Accounting fees and expenses...............................................  $    15,000
         Paying Agent fees and expenses.............................................  $     5,000
         Printing Fees..............................................................  $    10,000
         Filing Fees................................................................  $       128
         Miscellaneous fees and expenses............................................  $    19,872
                                                                                           ------
                  Total.............................................................  $   125,000
                                                                                          =======


         Such fees, to the extent not paid by the Effective Date, will be paid from the resources of the combined entity resulting from the Merger of Parent into the Company. Such fees paid prior to the Effective Date will be paid by the Company.

         For a discussion of the reasons for the Merger, see "Special Factors -- Purposes, Alternatives Reasons and Effects -- Reasons." For federal income tax purposes, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors -- Purposes, Alternatives Reasons and Effects -- Effects -- Certain Federal Income Tax Consequences of the Merger."

                                APPRAISAL RIGHTS

         Under the DGCL, record holders of the Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of such shares together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of
Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Schedule 13E-3 as Exhibit (f). Notice of the Effective Date and the availability of appraisal rights under Section 262 (the "Merger Notice") will be mailed to record holders of the Shares and should be reviewed. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from the Company an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

         Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to John
G. Jacob c/o Acorn Products, Inc., 390 Nationwide Boulevard, Columbus, Ohio
43215.

         If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

         A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

         Within 10 calendar days after the Effective Date, the Company, as the surviving corporation in the Merger, must send a notice as to the effectiveness of the Merger. Within 120 calendar days after the Effective Date, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

         Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

         If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. Upon application of a stockholder, the costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

         The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

         If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

         For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See "Certain Federal Income Tax Consequences of the Merger."

         The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to the
Section 262 of the DGCL, the full text of which is attached hereto as Exhibit
(f). STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY BECAUSE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN LOSS OF APPRAISAL RIGHTS.

                              TRANSACTION STATEMENT

ITEM 1.           SUMMARY TERM SHEET.

         See "Summary Term Sheet."

ITEM 2.           SUBJECT COMPANY INFORMATION.

(a)      NAME AND ADDRESS.

         See "Information About the Company."

(b)      SECURITIES.


         The exact title of the class of equity securities subject to the Merger is: common stock, par value $0.01 per share, of the Company. As of March 21, 2003, 5,010,321 Shares were outstanding.


(c)      TRADING MARKET AND PRICE.

         See "Information about the Company."

(d)      DIVIDENDS.

         See "Information about the Company."

(e)      PRIOR PUBLIC OFFERINGS.

         The Filing Persons have not made an underwritten public offering of the Company's securities during the past three years.

(f)      PRIOR STOCK PURCHASES.

         See "Information about the Filing Persons."

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

         See "Information about the Filing Persons."

ITEM 4.           TERMS OF THE TRANSACTION.

(a)      MATERIAL TERMS.

         See "Specific Terms of the Merger."

(b)      PURCHASES.

         None of the Filing Persons, Parent or the Company will be purchasing any Shares from any officer, director or affiliate of the Company prior to the Merger. Any such officer, director or affiliate who is the holder of any Shares (other than Shares contributed to Parent) will be entitled to receive the Merger Price just as any other stockholder of the Company.

(c)      DIFFERENT TERMS.

         Stockholders of the Company will be treated as described in "Specific Terms of the Merger."

(d)      APPRAISAL RIGHTS.

         See "Appraisal Rights."

(e)      PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.

         Neither the Filing Persons nor Parent intends to grant the Public Stockholders special access to the Company's records in connection with the Merger. Neither the Filing Persons nor Parent intends to obtain counsel to or appraisal services for the Public Stockholders.

(f)      ELIGIBILITY FOR LISTING OR TRADING.

         Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)       TRANSACTIONS.

         See "Information about the Filing Persons -- Transactions."

(b)      SIGNIFICANT CORPORATE EVENTS.

         See "Information about the Filing Persons -- Significant Corporate Events."

(c)      NEGOTIATIONS OR CONTACTS.

         See "Information about the Filing Persons -- Negotiations or
Contracts."

(d)      CONFLICTS OF INTEREST.

         See "Information about the Filing Persons -- Conflicts of Interest."

(e)      AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.

         See "Information about the Filing Persons -- Agreements Involving the Subject Company's Securities."

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)      USE OF SECURITIES ACQUIRED.

         The Shares acquired in the Merger from the Public Stockholders will be cancelled.

(c)      PLANS.

         See "Specific Terms of the Merger."

ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         See "Special Factors -- Purposes, Alternatives, Reasons and Effects."

ITEM 8.           FAIRNESS OF THE TRANSACTION

         See "Special Factors -- Fairness of the Merger."

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         See "Special Factors -- Reports, Opinions, Appraisals and
Negotiations."

ITEM 10.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)      SOURCE OF FUNDS.

         See "Specific Terms of the Merger -- Source and Amount of Funds."

(b)      CONDITIONS.

         There are no conditions to the Merger.

(c)      EXPENSES.

         See "Specific Terms of the Merger -- Fees."

(d)      BORROWED FUNDS.

         See "Specific Terms of the Merger -- Source and Amount of Funds."

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)      SECURITIES OWNERSHIP.


         On the Effective Date, immediately prior to the Merger and after giving effect to the CapitalSource Contribution, Parent is expected to be the owner of 4,567,815 Shares, representing 91.2% of the outstanding Shares. See also "Information About the Filing Persons."


(b)      SECURITIES TRANSACTIONS.

         Each of the Filing Persons will contribute the Shares held by such Filing Person to Parent on the Effective Date immediately prior to the Merger. Except as stated in Item 2 "Subject Company Information -- Prior Stock Purchases," none of the Shares acquired by each of the Filing Persons that will be contributed to Parent immediately prior to the Effective Date were acquired by such Filing Person in the past 60 days.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION.

         Not applicable.

ITEM 13.          FINANCIAL STATEMENTS.

(a)      FINANCIAL INFORMATION.

         See "Information About the Company -- Selected Consolidated Financial Information."

(b)      PRO FORMA INFORMATION.

         Not applicable.

(c)      SUMMARY INFORMATION.

         See "Information About the Company -- Financial Information."

ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)      SOLICITATIONS OR RECOMMENDATIONS.

         There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(b)      EMPLOYEES AND CORPORATE ASSETS.

         No employees of the Company will be used by the Filing Persons or Parent in connection with the Merger, except that certain employees may perform ministerial acts in connection with the Merger. The combined assets of the Company and Parent will be used to fund the Merger consideration and pay all expenses of the Merger. See "Specific Terms of the Merger."

ITEM 15.          ADDITIONAL INFORMATION

         None.

ITEM 16.          EXHIBITS


         (b)(1) Revolving Credit, Term Loan and Security Agreement among Acorn Products, Inc. and UnionTools, Inc. as Borrower, CapitalSource Finance LLC, as Agent and Lender and other Lenders thereto, dated as of June 28, 2002 (reference is made to Exhibit 10.1 to the Current Report on Form 8-K, dated June 28, 2002, filed with the Securities and Exchange Commission on July 2, 2002).

         (b)(2) Amendment No. 1 to Revolving Credit, Term Loan and Security Agreement among Acorn Products, Inc. and UnionTools, Inc. as Borrower, CapitalSource Finance LLC, as Agent and Lender and other Lenders thereto, dated as of April __, 2003.


         (f)      Delaware General Corporation Law Section 262.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated:            April 7, 2003
        ------------------------------------


ACORN MERGER CORPORATION


By:               /s/ Vincent J. Cebula
         --------------------------------------------
         Name:  Vincent J. Cebula
         Title:  Chairman and President

THE TCW GROUP, INC.


By:               /s/ Richard Masson
         --------------------------------------------
         Name:  Richard Masson
         Title: Authorized Signatory


By:               /s/ Kenneth Liang
         --------------------------------------------
         Name: Kenneth Liang
         Title:  Authorized Signatory

TRUST COMPANY OF THE WEST


By:               /s/ Richard Masson
         --------------------------------------------
         Name: Richard Masson
         Title: Authorized Signatory


By:               /s/ Kenneth Liang
         --------------------------------------------
         Name: Kenneth Liang
         Title:  Authorized Signatory


TCW ASSET MANAGEMENT COMPANY


By:               /s/ Richard Masson
         --------------------------------------------
         Name: Richard Masson
         Title: Authorized Signatory


By:               /s/ Kenneth Liang
         --------------------------------------------
         Name: Kenneth Liang
         Title:  Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, LLC

By:               /s/ Vincent J. Cebula
         --------------------------------------------
         Name:  Vincent J. Cebula
         Title:  Managing Director

By:               /s/ Stephen A. Kaplan
         --------------------------------------------
         Name:  Stephen A. Kaplan
         Title:  Principal

                                   \SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated:            April 7, 2003
       ----------------------------------------------


TCW SPECIAL CREDITS

By:  TCW Asset Management Company
Its:  Managing General Partner


By:               /s/ Richard Masson
         --------------------------------------------
         Name: Richard Masson
         Title: Authorized Signatory


By:               /s/ Kenneth Liang
         --------------------------------------------
         Name: Kenneth Liang
         Title:  Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:  Oaktree Capital Management, LLC
Its:  General Partner

By:               /s/ Vincent J. Cebula
         --------------------------------------------
         Name:  Vincent J. Cebula
         Title:  Managing Director

By:               /s/ Stephen A. Kaplan
         --------------------------------------------
         Name:  Stephen A. Kaplan
         Title:  Principal

A. CORYDON MEYER

         /s/ A. Corydon Meyer
-----------------------------------------------------
A. Corydon Meyer, an Individual

JOHN G. JACOB

         /s/ John G. Jacob
-----------------------------------------------------
John G. Jacob, an Individual

GARY W. ZIMMERMAN

         /s/ Gary W. Zimmerman
-----------------------------------------------------
Gary W. Zimmerman, an Individual

CAROL B. LASCALA

         /s/ Carol B. LaScala
-----------------------------------------------------
Carol B. LaScala, an Individual

                                   SCHEDULE 1

PARENT

         Directors and Executive Officers.

         The name, business address, position with Parent, present principal occupation or employment and five-year employment history of the directors and executive officers of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Each of the directors and executive officers of Parent is a United States citizen unless otherwise stated. To the knowledge of the Filing Persons, no director or executive officer of Parent has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Parent has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         The principal business address for each executive officer and director is 390 West Nationwide Blvd., Columbus, Ohio, 43215.


NAME                                        PRINCIPAL OCCUPATION OR EMPLOYMENT
                                            AND FIVE-YEAR EMPLOYMENT HISTORY

Vincent J. Cebula                   Mr. Cebula serves as Parent's Chairman and President. Mr. Cebula also has served as a director of the Company since June 2001. Mr. Cebula is a Managing Director of Oaktree where he has worked since June 1995. From April 1994 until May 1995, Mr. Cebula was a Senior Vice
                                    President of TCW Asset Management Company.


John G. Jacob                       Mr. Jacob serves as Parent's Treasurer and Secretary. Mr. Jacob has also served as Vice
                                    President and Chief Financial Officer of the Company since June 1999. From 1998 to June 1999,
                                    Mr. Jacob served as Vice President of Finance for Sun Apparel Company/Polo Jeans Company. Prior
                                    to that, Mr. Jacob served as Vice President of Finance and Treasurer of Maidenform Worldwide,
                                    Inc. from 1996 to 1998. From 1991 to 1996, Mr. Jacob served in various positions at Kayser-Roth
                                    Corporation, most recently as Vice President and Treasurer.


TCW GROUP, INC.

         Directors and Executive Officers.

         The executive officers of TCW Group, Inc. are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

         EXECUTIVE OFFICERS

         Robert A. Day                Chairman of the Board & Chief Executive Officer
         Ernest O. Ellison            Vice Chairman of the Board
         Thomas E. Larkin, Jr.        Vice Chairman of the Board
         Marc I. Stern                President
         Alvin R. Albe, Jr.           Executive Vice President & Chief Marketing Officer
         Robert D. Beyer              Executive Vice President & Chief Investment Officer
         William C. Sonneborn         Executive Vice President & Chief Operating Officer

         Patrick R. Pagni             Executive Vice President
           (Citizen of France)
         Michael E. Cahill                  Managing Director, General Counsel & Secretary
         David S. DeVito                    Managing Director, Chief Financial Officer & Assistant Secretary
         Hilary G. D. Lord                  Managing Director, Chief Compliance Officer & Assistant Secretary

         The directors of TCW Group, Inc., along with each director's principal business address and position are listed below. Each director is a citizen of the United States of America unless otherwise specified below:

         DIRECTORS


         MARK L. ATTANASIO                             DR. HENRY A. KISSINGER
         Group Managing Director                       Chairman
         Trust Company of the West                     Kissinger Associates, Inc.
         11100 Santa Monica Blvd., Ste. 2000           350 Park Ave., 26th Floor
         Los Angeles, CA 90025                         New York, NY  10022

         PHILIPPE CITERNE                              THOMAS E. LARKIN, JR.
         Chief Executive Officer                       Vice Chairman
         Societe Generale, S.A.                        The TCW Group, Inc.
         17 Cours Valmy                                865 South Figueroa St., Suite 1800
         92972 Paris, La Defense Cedex                 Los Angeles, California 90017
         France
         (Citizen of France)

         PHILIPPE COLLAS                               MICHAEL T. MASIN, ESQ.
         Chairman and Chief Executive Officer          Vice Chairman & President
         Societe Generale Asset Management, S.A.       Verizon Communications
         Elf Tower, 2 Place de la Coupole              1095 Avenue of the Americas, Room 3922
         92078 Paris, La Defense Cedex                 New York, New York 10036
         France
         (Citizen of France)

         ROBERT A. DAY                                 EDFRED L. SHANNON,JR.
         Chairman and Chief Executive Officer          Investor/Rancher
         Trust Company of the West                     14081 Summit Dr.
         865 S. Figueroa St., Ste. 1800                Whittier, CA 90602
         Los Angeles, CA 90017

         DAMON P. DE LASZLO, ESQ.                      ROBERT G. SIMS
         Chairman of Harwin PLC                        Private Investor
         Byron's Chambers                              16855 W. Bernardo Dr., Suite 250
         A2 Albany, Piccadilly                         San Diego, CA 92127-1626
         London W1V 9RD--England
         (Citizen of United Kingdom)

         WILLIAM C. EDWARDS                            MARC I. STERN
         Partner                                       President
         Bryan & Edwards                               The TCW Group, Inc.
         3000 Sand Hill Road                           865 S. Figueroa St. Suite 1800
         Building 1, Suite 190                         Los Angeles, CA 90017
         Menlo Park, CA 94025


         ERNEST O. ELLISON                             YASUYUKI TAYAMA
         Vice Chairman                                 Managing Director
         Trust Company of the West                     The Yasuda Fir & Marine Insurance Co., Ltd.
         865 South Figueroa St., Suite 1800            26-1, Nishi-Shinjuku 1-Chrome
         Los Angeles, California 90017                 Shinjuku-ku, Tokyo, 160-8338
                                                       Japan
                                                       (Citizen of Japan)

         RICHARD N. FOSTER                             JAMES R. UKROPINA
         Partner & Director                            Of Counsel
         McKinsey & Company, Inc.                      O'Melveny & Myers
         55 E. 52nd St., 21st Floor                    400 S. Hope St., 15th Floor
         New York, NY 10022                            Los Angeles, CA 90071-2899

         CARLA A. HILLS
         Chairman Hills & Company
         1200 19th Street, N.W., Suite 201
         Washington, DC 20036


TRUST COMPANY OF THE WEST

         Directors and Executive Officers.

         The executive officers and directors of Trust Company of the West are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

         EXECUTIVE OFFICERS & DIRECTORS

         Robert A. Day                      Director, Chairman of the Board & Chief Executive Officer
         Ernest O. Ellison                  Director & Vice Chairman of the Board
         Thomas E. Larkin, Jr.              Director & Vice Chairman of the Board
         Alvin R. Albe, Jr.                 Director, Executive Vice President & Chief Marketing Officer
         Marc I. Stern                      Director, Vice Chairman of the Board
         Robert D. Beyer                    Director & President
         William C. Sonneborn               Executive Vice President & Chief Operating Officer
         Patrick R. Pagni                   Executive Vice President
           (Citizen of France)
         Jeffrey E. Gundlach                Director
         Michael E. Cahill                  Managing Director, General Counsel & Secretary
         David S. DeVito                    Managing Director, Chief Financial Officer & Assistant Secretary
         Hilary G. D. Lord                  Managing Director & Chief Compliance Officer

TCW ASSET MANAGEMENT COMPANY

         Directors and Executive Officers.

         The executive officers and directors of TCW Asset Management Company are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

         EXECUTIVE OFFICERS & DIRECTORS

         Robert A. Day                      Director, Chairman of the Board & Chief Executive Officer
         Thomas E. Larkin, Jr.              Director & Vice Chairman of the Board
         Marc I. Stern                      Director, President & Vice Chairman of the Board
         Alvin R. Albe, Jr.                 Director, Executive Vice President & Chief Marketing Officer
         Robert D. Beyer                    Director, Executive Vice President & Chief Investment Officer
         William C. Sonneborn               Director, Executive Vice President & Chief Operating Officer
         Mark W. Gibello                    Director & Executive Vice President
         Michael E. Cahill                  Director, Managing Director, General Counsel & Secretary
         Christopher J. Ainley              Director
         Mark L. Attanasio                  Director
         Philip A. Barach                   Director
         Javier W. Baz                      Director
         Glen E. Bickerstaff                Director
         Arthur R. Carlson                  Director
         Jean-Marc Chapus                   Director
         Penelope D. Foley                  Director
         Douglas S. Foreman                 Director
         Nicola F. Galluccio                Director
         Jeffrey E. Gundlach                Director
         Raymond F. Henze, III              Director
         Stephen McDonald                   Director
         Nathan B. Sandler                  Director
         Komal S. Sri-Kumar                 Director

TCW SPECIAL CREDITS

         The following sets forth with respect to each general partner of TCW Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below:

         TCW Asset Management Company is the Managing General Partner. See information in the paragraph regarding TCW Asset Management Company above.

        Bruce A. Karsh                                   Sheldon M. Stone
        President and Principal                          Principal
        Oaktree Capital Management, LLC                  Oaktree Capital Management, LLC
        333 South Grand Avenue                           333 South Grand Avenue
        28th Floor                                       28th Floor
        Los Angeles, California 90071                    Los Angeles, California 90071

        Howard S. Marks                                  David Richard Masson
        Chairman and Principal                           Principal
        Oaktree Capital Management, LLC                  Oaktree Capital Management, LLC
        333 South Grand Avenue                           333 South Grand Avenue
        28th Floor                                       28th Floor
        Los Angeles, California 90071                    Los Angeles, California 90071


OAKTREE CAPITAL MANAGEMENT, LLC

         Executive Officers and Members.

         The members and executive officers of Oaktree Capital Management, LLC are listed below. The principal address for each member and executive officer of Oaktree Capital Management, LLC is 333 South Grand Avenue, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

         Howard S. Marks                    Chairman and Principal
         Bruce A. Karsh                     President and Principal
         Sheldon M. Stone                   Principal
         David Richard Masson               Principal
         Larry Keele                        Principal
         Russel S. Bernard                  Principal
         Stephen A. Kaplan                  Principal
         Kevin L. Clayton                   Principal
         John W. Moon                       Principal
         David Kirchheimer                  Principal
         John B. Frank                      Managing Director and General

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.


         Oaktree Capital Management, LLC is the sole general partner of OCM Principal Opportunities Fund, L.P. See information in the paragraph above regarding Oaktree Capital Management, LLC and its members and executive officers. The names and addresses of the portfolio managers of OCM Principal Opportunities Fund, L.P. are listed below:

         Stephen A. Kaplan
         333 South Grand Avenue
         28th Floor
         Los Angeles, California 90071

         Ronald N. Beck
         1301 Avenue of the Americas
         34th Floor
         New York, NY 10019